ORCA CAPITAL SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2016

Net Capital		
Total Member's capital	$	60,278
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable		3,289
Prepaid expenses		2,860
Property & Equipment, Net		26,320
Deposits		4,729
Total nonallowable assets		37,198
Net capital	$	23,080
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable	$	7,393
Accrued liabilities		2,660
Total aggregate indebtedness	$	10,053
Computation of basic net capital requirement		
Minimum net capital requirement	$	5,000
Excess net capital	$	18,080
Ratio: aggregate indebtedness to net capital		43.56%

Schedule of Reconciliation of Net Capital per unaudited FOCUS Report with Audit Report:

There was no significant difference between net capital in the FOCUS Part IIA form and the computation above.